Exhibit 99.1

Important Reminder to Vote.

Voting is Easy. Vote Online or by Telephone.

December 17, 2018

Dear Fellow Shareholder,

This is an important reminder to vote your common shares of Pan American Silver Corp. (“Pan American”). At the January 8, 2019 Special Meeting of shareholders of Pan American, you are being asked to vote upon the following two resolutions:

1.

the increase of the maximum number of common shares of Pan American (the “Pan American Shares”) that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares (the “Authorized Capital Resolution”); and

2.

the issuance of up to 72,533,152 Pan American Shares as consideration in respect of an arrangement involving Pan American and Tahoe Resources Inc. (“Tahoe”) under the Business Corporations Act (British Columbia), pursuant to which Pan American will acquire all of the issued and outstanding common shares of Tahoe (the “Share Issuance Resolution”).

Why You Should Vote FOR the Authorized Capital Resolution and the Share Issuance Resolution

The Pan American Board has unanimously recommended that Shareholders vote FOR the Authorized Capital Resolution and the Share Issuance Resolution. In reaching their conclusion, the Pan American Board considered the benefits and advantages that would result from the Arrangement. The acquisition of Tahoe will result in the creation of the world’s premier silver mining company, with the following main attributes:

✓ Addition of Tahoe’s Escobal mine, one of the World’s Most Attractive Silver Mines ✓ Largest Silver Reserve Base of Peer Group ✓ High Margin and Low Cost Production	✓ Robust Growth Profile ✓ Strong Financial Position ✓ Enhanced Geographical Diversification ✓ Largest Publicly-Traded Silver Mining Company by Free Float

The Board of Directors of Pan American unanimously recommends that Pan American Shareholders vote FOR both resolutions

Your vote is important, no matter how many shares you may own.

Whether you are able to attend the meeting or not, we urge you to vote TODAY.

Shareholders are encouraged to read Pan American’s Management Information Circular dated December 4, 2018 (the “Circular”), which is available on Pan American’s website www.panamericansilver.com/investors/tahoe-transaction/, and, on SEDAR under Pan American’s profile at www.sedar.com, and on EDGAR under Pan American’s profile at www.sec.gov.

We look forward to receiving your support at the Meeting.

Yours very truly,

“Michael Steinmann”

Michael Steinmann

President & Chief Executive Officer

Shareholder Questions

If you have any questions or require assistance with voting your shares, please call our proxy solicitation agent, Laurel Hill Advisory Group toll free at 1-877-452-7184 (1-416-304-0211 collect outside North America), or by e-mail at assistance@laurelhill.com.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this letter constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this letter relate to, among other things, the anticipated timing for the special meeting, the combined company’s silver asset portfolio, margins and production costs following the effective date of the Arrangement, the combined company’s growth profile, the combined company’s financial position, the combined company’s diversification and the free float of the combined company.

These forward-looking statements and information reflect Pan American current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this letter and the Company has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of the parties to successfully integrate the operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction.

Certain of these factors are identified under the heading “Risk Factors” in the Circular, and under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.